August 17, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: H. Roger Schwall, Assistant Director

Re:	Diamondback Energy, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 5, 2012

File No. 333-179502

Ladies and Gentlemen:

Set forth below are the responses of Diamondback Energy, Inc., a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 20, 2012 with respect to the Amendment No. 3 to Registration Statement on Form S-1 filed with the Commission on July 5, 2012 (the “Amended Registration Statement”). Enclosed is a copy of Amendment No. 4 to the Amended Registration Statement (the “Amendment”). The Amendment has been marked to indicate changes from the Amended Registration Statement.

For your convenience, we have set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

United States Securities and Exchange Commission

August 17, 2012

Amendment No.3 to Registration Statement on Form S-1

General

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: In response to the Staff’s request, we have provided to the Staff supplementally all of the written materials that were provided to potential investors who are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). Such materials were only made available for viewing by such investors during the Company’s presentation. To the Company’s knowledge, no research reports about the Company were published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or, to the Company’s knowledge, will participate in the offering.

2.	Please note that we are considering your response to prior comment 1 and that we may have additional comments.

Response: The Company respectfully advises the Staff that the offering no longer contemplates the sale of the Company’s shares by any selling stockholders. As a result, any references to the selling stockholders and their role as statutory underwriters were eliminated from the Amendment.

Executive Compensation, page 114

Summary of Compensation for Our Named Executive Officers, page 118

3.	Please disclose in your summary compensation table at page 118 the aggregate grant date fair value of the option awards computed in accordance with FASB ASC Topic 718. Please refer to Item 402 of Regulation S-K. In that regard, we note your statement at page 118 that the disclosure in the table with respect to the option awards reflects the amount recognized for financial reporting purposes.

Response: In response to the Staff’s comment, the Company revised the relevant column in the summary compensation table and related footnotes on pages 121 and 122 of the Amendment to disclose the aggregate grant date fair value of the option awards granted to each of its named executive officers, as computed in accordance with FASB ASC Topic 718. Such values were previously disclosed in the table setting forth the 2011 grants of plan-based awards appearing on page 122 of the Amendment.

United States Securities and Exchange Commission

August 17, 2012

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Teresa L. Dick

Teresa L. Dick

Chief Financial Officer and

Executive Vice President

cc:	Seth R. Molay, P.C.